Exhibit 21

FBL FINANCIAL GROUP, INC.
Subsidiaries of FBL Financial Group, Inc.

State of Incorporation
Insurance Subsidiaries:
Farm Bureau Life Insurance Company	Iowa
Noninsurance Subsidiaries:
FBL Assigned Benefit Company	Iowa
FBL Investment Management Services, Inc.	Delaware
FBL Marketing Services, L.L.C.	Delaware
FBL Financial Group Capital Trust	Delaware
FBL Financial Group Capital Trust II	Delaware
FBL Financial Services, Inc.	Iowa
FBL Leasing Services, Inc.	Iowa
5400 Holdings, L.L.C.	Iowa